2929 N Commerce Parkway

Miramar, FL 33025

July 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams

Laura Crotty

Re:	HCW Biologics Inc.

Registration Statement on Form S-1

File No. 333-256510

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request

Requested Date:	July 19, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HCW Biologics Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-256510) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes William L. Hughes, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Hughes at (415) 773-5720.

[Signature page follows]

Sincerely,

HCW BIOLOGICS INC.

By:	/s/ Rebecca Byam
Name: Rebecca Byam Title: Chief Financial Officer

cc:	William L. Hughes, Esq, Orrick, Herrington & Sutcliffe LLP

Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP

Hing C. Wong, HCW Biologics Inc.

Rebecca Byam, HCW Biologics Inc.